

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2013

Patrick S. Williams, CEO
Innospec, Inc.
8375 South Willow Street
Littleton, CO 80124

> **Re: Innospec, Inc.**
> **December 31, 2012 Form 10-K filed February 13, 2013**
> **File No. 1-13879**

Dear Mr. Williams:

We have reviewed the financial statements and related disclosures in your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Statements of Cash Flows, page 57</u>

1. In future filings, please separately present borrowings and repayments on your 2016 revolving credit facility as required by ASC 230-10-45-14 and 15.

<u>Item 9A, page 101</u>

2. Please tell us whether <u>management</u> concluded that the company maintained effective internal control over financial reporting as of December 31, 2012, based on criteria in the *Internal Control – Integrated Framework* issued by the COSO. In future filings, please do not say that "the Company" made the conclusion, and instead please disclose the parties that actually made the conclusion. See Item 308(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Al Pavot, Staff Accountant, at (202) 551-3738 or the undersigned at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien,
Accounting Branch Chief